UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jupiter Wellness Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

48208E108

(CUSIP Number)

Jupiter Wellness Sponsor LLC

1061 E. Indiantown Road, Suite 110

Jupiter, Florida 33477

(561) 244-7100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48208E108	13D	Page 1 of 7 pages

1	Names of Reporting Persons. Jupiter Wellness Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,266,000*
8 Shared Voting Power 0
9 Sole Dispositive Power 3,266,000*
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,266,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 17.99%**
14	Type of Reporting Person (See Instructions) OO
*Includes 96,335 shares of Class B common stock convertible into shares of Class B common stock on a one-for-one basis, subject to anti-dilution adjustments.

**Based upon 18,155,000 shares of Class A common stock outstanding as of February 7, 2022.

CUSIP No. 48208E108	13D	Page 2 of 7 pages

1	Names of Reporting Persons. Brian S. John
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,266,000*
8 Shared Voting Power 0
9 Sole Dispositive Power 3,266,000*
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,266,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 17.99%**
14	Type of Reporting Person (See Instructions) IN
*Includes 96,335 shares of Class B common stock convertible into shares of Class B common stock on a one-for-one basis, subject to anti-dilution adjustments

**Based upon 18,155,000 shares of Class A common stock outstanding as of February 7, 2022.

CUSIP No. 48208E108	13D	Page 3 of 7 pages

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to this Statement of Beneficial Ownership on Schedule 13D (the ”Statement”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Jupiter Wellness Acquisition Corp., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 1061 E. Indiantown Road, Suite 110, Jupiter, Florida 33477.

This Amendment No. 1 is being filed by the Reporting Persons to report the following disposition of shares within the last 60 days:

On February 15, 2022, the Sponsor transferred 96,335 shares of Class A common stock and 580,665 shares of Class B common stock to a member of the Sponsor pursuant to the Limited Liability Company Agreement of the Sponsor. As a result of the transfer, the Sponsor now owns 396,665 shares of Class A common stock and 2,869,335 shares of Class B common stock which are convertible into shares of Class A common stock upon the consummation of the Issuer’s initial business combination, or earlier at the option of the Sponsor, on a one-for-one basis, subject to certain anti-dilution adjustments. As a result of the transfer, the Sponsor now beneficially owns a total of 3,266,000 shares of Class A common stock.

The foregoing disposition has decreased the number of shares of Class A common stock (“Shares”) actually held and beneficially owned by the Reporting Persons relative to the number reported in the Statement by greater than 1% of the outstanding shares of Common Stock of the Issuer.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2.	Identity and Background

The information set forth in Item 2 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

 The information set forth in Item 3 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

Item 4.	Purpose of Transaction.

 The information set forth in Item 4 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 4 of Schedule 13D.

CUSIP No. 48208E108	13D	Page 4 of 7 pages

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Amendment No.1 to this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 18,155,000 shares of Class A common stock outstanding as of February 7. 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2022, which includes: (i) 13,800,000 shares of Class A common stock included in the units issued in the IPO, (ii) 629,000 Placement Shares, (iii) 3,450,000 shares of Class A common stock issuable upon conversion of the Founder Shares and (iv) 276,000 representative shares issued to the representative of the underwriters in the IPO.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Jupiter Wellness Sponsor LLC	3,266,000	17.99%	3,266,000	0	3,266,000	0
Brian S. John	3,266,000	17.99%	3,266,000	0	3,266,000	0

The securities reported above are held of record by Sponsor and include: (i) 396,665 Placement Shares, and (ii) 2,869,335 shares of Class A common stock issuable upon conversion of the Class B common stock.

Brian S. John is the manager of the Sponsor. By virtue of this relationships, he may be deemed to have sole beneficial ownership of the securities held of record by Sponsor.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(c)       The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Amendment No. 1, which information is incorporated herein by reference.

(d)       Not applicable.

(e)       Not applicable.

CUSIP No. 48208E108	13D	Page 5 of 7 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 6 of Schedule 13D.

Item 7.	Materials to be Filed as Exhibits
Exhibit Number	Description
1	Joint Filing Agreement. (Incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on December 10, 2021).
2	Letter Agreement, dated December 6, 2021, by and among the Issuer, its officers, its directors, the Sponsor and I-Bankers Securities, Inc. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed December 9, 2021).
3	Registration Rights Agreement, dated December 6, 2021, by and among the Issuer, Jupiter Wellness Sponsor LLC and I-Bankers Securities, Inc. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed December 9, 2021).
4	Private Placement Units Purchase Agreement, dated December 6, 2021, by and among the Issuer, the Sponsor and I-Bankers Securities, Inc. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed December 9, 2021).

CUSIP No. 48208E108	13D	Page 6 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2022

jupiter wellness Sponsor LLC

By: /s/ Brian John

Name: Brian John

Title: Manager

BRIAN S. JOHN

/s/ Brian S. John